FORM OF
                          INVESCO TECHNOLOGY PORTFOLIO
                           PLAN PURSUANT TO RULE 18G-3

                         ________________________, 1998


1. The Plan. This Plan is the written multiple class plan for -------- the INVESCO Technology Portfolio (the "Portfolio") for INVESCO Distributors, Inc. ("IDI"), the general distributor of shares of the Portfolio and INVESCO Funds Group, Inc., the investment adviser of the Portfolio ("INVESCO"). It is the written plan contemplated by Rule 18f-3 (the "Rule") under the Investment Company Act of 1940 (the "1940 Act"), pursuant to which the Portfolio may issue multiple classes of shares. The terms and provisions of this Plan shall be interpreted and defined in a manner consistent with the provisions and definitions contained in the Rule.

2. Similarities and Differences Among Classes. The Portfolio agrees that one or more classes of that Portfolio: (1) may have a separate service plan or distribution and service plan ("12b-1 Plan"), and shall pay all of the expenses incurred pursuant to that arrangement, and may pay a different share of expenses ("Class Expenses") if such expenses are actually incurred in a different amount by that class, or if the class receives services of a




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     different kind or to a different  degree than that of other classes.  Class
     Expenses are those expenses specifically attributable to the particular class of shares, namely (a) 12b-1 Plan fees, (b) transfer and shareholder servicing agent fees and administrative service fees, (c) shareholder meeting expenses, (d) blue sky and SEC registration fees and (e) any other incremental expenses subsequently identified that should be allocated to one class which shall be approved by a vote of that Portfolio's Board of Directors (the "Directors"). Expenses identified in Items (c) through (e) may involve issues relating either to a specific class or to the entire Portfolio; such expenses constitute Class Expenses only when they are attributable to a specific class. Because Class Expenses may be accrued at different rates for each class of the Portfolio, dividends distributable to shareholders and net asset values per share may differ for shares of different classes of the Portfolio.




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     (2) shall have exclusive voting rights on any matters that relate solely to that class's arrangements, including without limitation voting with respect to a 12b-1 Plan for that class;
     (3)  shall  have  separate  voting  rights  on  any  matter   submitted  to
     shareholders in which the interests of one class differ from the interests of any other class;
     (4) may have a different arrangement for shareholder services, including different sales charges, sales charge waivers, purchase and redemption
     features,   exchange  privileges,  loan  privileges,  the  availability  of certificated shares and/or conversion features; and
     (5) shall have in all other respects the same rights and obligations as each other class.
3. Allocations of Income, Capital Gains and Losses and Expenses. Income, realized and unrealized capital gains and losses, and expenses of the Portfolio other than Class Expenses allocated to a particular class shall be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Portfolio.
4. Expense Waivers and Reimbursements. From time to time the Adviser may voluntarily undertake to (i) waive any portion of the management fee charged to the Portfolio, and/or (ii) reimburse any portion of the expenses of the Portfolio or of one or more of its classes, but is not required to do so or to continue to do so for any period of time. The quarterly report by the Advisor to the Directors of Fund expense reimbursements shall disclose any reimbursements that are not equal for all classes of the Fund.
5. Disclosure. The classes of shares to be offered by the Fund, and other material distribution arrangements with respect to such classes, shall be disclosed in the prospectus and/or statement of additional information used to offer that class of shares. Such prospectus or statement of additional information shall be supplemented or amended to reflect any change(s) in
     classes  of  shares  to  be  offered  or  in  the   material   distribution
     arrangements with respect to such classes.
6. Independent Audit. The methodology and procedures for calculating the net asset value, dividends and distributions of each class shall be reviewed by an independent auditing firm (the "Expert"). At least annually, the Expert, or an appropriate substitute expert, will render a report to the Portfolio on policies and procedures placed in operation and tests of operating effectiveness as defined and described in SAS 70 of the AICPA.




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7.   Offers  and  Sales of  Shares.  INVESCO  and IDI will  maintain  compliance standards as to when each class of shares may appropriately be sold to particular investors, and will require all persons selling shares of the Portfolio to agree to conform to such standards.
8. Rule 12b-1 Payments. The Treasurer of INVESCO Strategic ------------------- Portfolios, Inc. (the "Company") shall provide to the Directors of the Company, and the Directors shall review, at least quarterly, the written report required by the Company's 12b-1 Plan. The report shall include information on (i) the amounts expended pursuant to the 12b-1 Plan, (ii) the purposes for which such expenditures were made and (iii) the amount of IDI's unpaid distribution costs (if recovery of such costs in future periods is permitted by that 12b-1 Plan), taking into account 12b-1 Plan payments paid to IDI.
9. Conflicts. On an ongoing basis, the Directors of the Company, --------- pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Portfolio for the existence of any material conflicts among the interests of the classes. INVESCO and IDI will be responsible for reporting any potential or existing conflicts to the Directors. In the event a conflict arises, the Directors shall take such action as they deem appropriate.
10.  Effectiveness   and   Amendment.   This   Plan   takes   effect   for   the
     --------------------------- Portfolio as of the date of adoption shown below. This Plan has been approved by a majority vote of the Board of the Company and of the Company's Board members who are not "interested persons" (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of the Plan or any agreements relating to the Plan (the "Independent Directors") of the Portfolio at meetings called on this Plan. Prior to that vote, (i) the Board was furnished by the methodology used for net asset value and dividend and distribution determinations for the Portfolio, and (ii) a majority of the Board and its Independent Directors determined that the Plan as proposed to be adopted, including the expenses allocation, is in the best interests of the Portfolio as a whole and to each class of the Portfolio individually. Prior to any material amendment to the Plan, the Board shall request and evaluate, and INVESCO and/or IDI shall furnish, such information as may be reasonably necessary to evaluate such amendment, and a majority of the Board and its Independent Directors shall find that the Plan as proposed to




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     be amended,  including the expense  allocation,  is in the best interest of each class, the Portfolio as a whole and each class of the Portfolio individually. No material amendment to the Plan shall be made by any Portfolio's Prospectus or Statement of Additional Information or any supplement to either of the foregoing, unless such amendment has first been approved by a majority of the Portfolio's Board and its Independent Directors.

Adopted by the Board of INVESCO Strategic Portfolios, Inc. on ______________, 1998.